Ms. Skeen

August 29, 2016

CHARLENE GRANT

Vice President, Counsel

Law Department

Phone: 949-219-7286

Fax: 949-219-3706

Charlene.Grant@pacificlife.com

August 29, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563)
Post-Effective Amendments to File Nos. 333-202248, 333-172851, 333-152224, 333-150092.

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), Pacific Select Exec Separate Account of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments received August 16, 2016 in connection with the above referenced Post-Effective Amendments on Form N-6, filed July 11, 2016. The changes made in connection with this response will be reflected in a Post-Effective Amendment to the above referenced Registration Statement.

Fee Tables

1. Please clarify whether the rider is available for only new policies issued on or after September 12, 2016.

Response: We have revised the sentence as follows: “For only new Policies issued on or after September 12, 2016.”

Policy Benefits

2. Please clarify whether you can only elect the LTC Rider at policy issue.

Response: We have revised the sentence as follows: “You can only elect the LTC Rider at policy issue.”

3. Please clarify whether this LTC Rider may be used concurrently with the Premier Living Benefits Rider and/or the Terminal Illness Rider.

Response: We have revised the sentence as follows: “You may elect both the Terminal Illness Rider and the LTC Rider at policy issue, as long as the Insured meets the eligibility requirements for each rider.”

4. Please add any defined term specific to the Premier LTC Rider or not such as Policy Net Amount at Risk, Terminally Ill, and Payment of Benefits.

Response: We have made the requested revisions by adding definitions to the definitions section where appropriate and capitalizing defined terms throughout.

Ms. Skeen

August 29, 2016

5. Please define the term minimum premium requirement.

Response: We have made the requested revision by adding a definition to the definitions section and capitalizing the defined term throughout.

6. Please clarify the term Death Benefit in the following sentence “If the Insured dies during the Claim Period, we will pay the Policy’s Death Benefit”.

Response: We have revised the sentence to the following: “If the Insured dies during the Claim Period, we will pay the Policy’s Death Benefit as defined in the contract.”

7. Please clarify who received the rider benefits in the following sentence “We pay the Benefits to you (or your designee) or to your estate while the Insured is still living, unless the Policy has been otherwise assigned.”

Response: We have revised the sentence as follows: “We pay the Benefits to you (or your designee) unless the Policy has been otherwise assigned.”

8. Please clarify the term Adjusted LTC Coverage Amount and how it affects benefits payable under the rider.

Response: We have revised the definition of and additional disclosure relating to the Adjusted LTC Coverage Amount for clarity as follows: “The amount used to calculate the Maximum Monthly Benefit Payment Amount. If no benefits have been paid under the Rider, the Adjusted LTC Coverage Amount is equal to the LTC Coverage Amount. Any decrease to LTC Coverage Amount will also decrease the Adjusted LTC Coverage Amount by the same dollar amount, except that the Adjusted LTC Coverage Amount will not be reduced for a benefit payment under this rider. We do not allow increases to the Adjusted LTC Coverage Amount”

9. After the Optional Riders and Benefits subsection of the supplement, please clarify that the state specific variations pertain to the state specific variations in the Appendix of the corresponding prospectus.

Response: We have added a bold section header to clarify this section of the supplement pertains only to the state specific variations.

Separate Account

10. Please confirm the company will always maintain in the Separate Account amounts equal to the reserves and other Policy liabilities of the Separate Account (i.e., amounts at least equal to the aggregate Surrender Value of the Policies funded by the Separate Account)

Response: We hereby confirm that the company will always maintain in the Separate Account amounts equal to the reserves and other Policy liabilities of the Separate Account (i.e., amounts at least equal to the aggregate Surrender Value of the Policies funded by the Separate Account).

Tandy Representations

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

Ms. Skeen

August 29, 2016

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,

/s/ CHARLENE GRANT

Charlene Grant